Exhibit 12.1
Eddie Bauer Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Successor (1)	Successor (1)		Successor (1)	Predecessor (1)
	Six Months	Six Months		Six Months	Six Months
	Ended	Ended	Successor (1)	Ended	Ended	Combined	Predecessor (1)	Predecessor (1)	Predecessor (1)
	June 30,	July 1,	Fiscal	December 31,	July 2,	Fiscal	Fiscal	Fiscal	Fiscal
	2007	2006	2006	2005	2005	2005	2004	2003	2002
	($ in thousands)
	(Unaudited)

Earnings (Loss) before Fixed Charges:
Earnings (loss) from continuing operations(2)	(67,029)	(77,017)	(211,449)	(21,348)	63,577	42,229	40,771	(6,490)	22,254
Equity in (earnings) losses of foreign joint ventures	154	1,100	3,413	(174)	95	(79)	(3,590)	(1,606)	281
Distributed income from foreign joint ventures	388	362	362	0	300	300	0	0	0
Amortization of capitalized interest	212	203	542	228	180	408	673	995	1,252
Fixed charges	26,578	24,647	53,236	24,436	12,013	36,449	22,134	33,181	55,106
Less: Capitalized interest	928	291	754	281	0	281	0	253	555

Total Earnings (Loss) before Fixed Charges	(40,625)	(50,996)	(154,650)	2,861	76,165	79,026	59,988	25,827	78,338
Fixed Charges:
Interest expense including amortization of deferred financing fees, net of interest expense capitalized	13,122	12,240	26,928	11,064	761	11,825	316	2,513	18,952
Capitalized interest	928	291	754	281	0	281	0	253	555
Estimated interest portion of rental expense(3)	12,528	12,116	25,554	13,091	11,252	24,343	21,818	30,415	35,599

Total Fixed Charges	26,578	24,647	53,236	24,436	12,013	36,449	22,134	33,181	55,106
Ratio of Earnings to Fixed Charges	—	—	—	—	6.3	2.2	2.7	—	1.4
Deficiency of Earnings to Fixed Charges	67,203	75,643	207,886	21,575	—	—	—	7,354	—

(1)	In connection with our emergence from bankruptcy, we adopted fresh-start accounting and reporting in accordance with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code (“SOP 90-7”). “Successor” refers to Eddie Bauer Holding, Inc., the emerged entity, on and after July 2, 2005. Predecessor refers to the former Spiegel, Inc. subsidiaries that supported Eddie Bauer, Inc. and its operations. As a result of our adoption of fresh-start accounting and reporting, the results of the Predecessor and Successor are not comparable.

(2)	Earnings (loss) from continuing operations included reorganization expenses of $13.7 million, $26.9 million, and $91.0 million for the six months ended July 2, 2005, fiscal 2004 and fiscal 2003, respectively. Additionally, the six months ended July 2, 2005 included a $107.6 million gain on the discharge of liabilities associated with the Company’s emergence from bankruptcy.

(3)	The estimated portion of interest within the Company’s rental expense is 33%.